FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 14, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 14 October 2004




14 October 2004


                              British Energy plc

UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy plc (the "Company")


This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 11 October 2004, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY, 10004, USA, was interested, by attribution only, in a total of 30,053,321 shares.

Of these 30,053,321 shares:

The interest in 6,089,111 shares arose from Goldman, Sachs & Co. ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs
Securities (Nominees), Limited.

The interest in 7,773,075 shares arose from GS&Co. acting as custodian of 103,641 American Depositary Receipts ("ADRs"). These ADRs are, or will be, held at the Depositary Trust Company of New York.

The interest in 16,191,135 shares is a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 14, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations